BluePhoenix Solutions Ltd.
601 Union Street, Suite 4616
Seattle, Washington 98101

December 3, 2013

Via Email and Edgar

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mark P. Shuman

RE:	BluePhoenix Solutions Ltd.
Registration Statement on Form F-1
File No. 333-191314

Ladies and Gentlemen:

BluePhoenix Solutions Ltd. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on December 4, 2013, at 3:00 p.m., Eastern Time, or as soon thereafter as is practicable. The Registrant also hereby requests a copy of the written order verifying the effective date.

In connection with this request, the Registrant acknowledges that:

•
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BluePhoenix Solutions Ltd.

/s/ Rick Rinaldo
Rick Rinaldo
Chief Financial Officer